SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Berenson Acquisition Corp. I

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

083690107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80821R109	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Berenson SPAC Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,880,341
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,880,341

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,341
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 80821R109	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS BAC Brigade Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,880,341
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,880,341

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,341
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 80821R109	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Jeffrey Berenson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,880,341
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,880,341

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,341
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 80821R109	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Berenson Acquisition Corp. I (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

667 Madison Avenue, 18th Floor, New York, NY 10065

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Berenson SPAC Holdings I, LLC

(ii)	BAC Brigade Holdings, LLC

(iii)	Jeffrey Berenson

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 667 Madison Avenue, 18th Floor, New York, NY 10065.

Item 2(c).	Citizenship:

Berenson SPAC Holdings I, LLC is a Delaware limited liability company, BAC Brigade Holdings, LLC is a Delaware limited liability company and Jeffrey Berenson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A Shares”).

Item 2(e).	CUSIP Number:

083690107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 80821R109	13G	Page 6 of 8 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a)—(c) is set forth in Rows (5)—(11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Berenson SPAC Holdings I, LLC (the “Sponsor”) holds 4,880,341 shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Shares”), representing approximately 14.2% of the outstanding Class A Shares, on an as-converted basis. The Class B Shares will automatically convert into Class A Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-259470) and have no expiration date.

The securities described above are held directly by the Sponsor. BAC Brigade Holdings, LLC, is the managing member of the Sponsor and Jeffrey Berenson is the managing member of BAC Brigade Holdings, LLC. Consequently, each of BAC Brigade Holdings, LLC and Mr. Berenson may be deemed to share voting and dispositive control over the securities held by the Sponsor, and thus to share beneficial ownership of such securities. Mr. Berenson disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Shares beneficially owned by each of the Reporting Persons is calculated based upon 34,387,500 Class A Shares outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, adjusted for the Class A Shares issuable upon conversion of the Class B Shares held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

CUSIP No. 80821R109	13G	Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 80821R109	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

BERENSON SPAC HOLDINGS I, LLC

By: BAC BRIGADE HOLDINGS, LLC; its Managing Member

By:	/s/ Mohammed Ansari
Name: Mohammed Ansari
Title: Authorized Signatory

BAC BRIGADE HOLDINGS, LLC

By:	/s/ Mohammed Ansari
Name: Mohammed Ansari
Title: Authorized Signatory

/s/ Jeffrey Berenson
Name: Jeffrey Berenson